Exhibit 12.1

SUPERVALU INC.

Ratio of Earnings to Fixed Charges

(unaudited)

	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End
	(In thousands, except ratios)
	February 26, 2005	February 28, 2004	February 22, 2003	February 23, 2002	February 24, 2001
Earnings before income taxes	$600,864	$454,880	$408,004	$331,998	$139,590
Less undistributed earnings of less than fifty percent owned subsidiaries	2,587	(15,793)	(16,368)	(13,450)	(9,429)

Earnings before income taxes	603,451	439,087	391,636	318,548	130,161
Interest expense	137,500	165,581	182,499	194,294	212,898
Interest on operating leases	45,121	44,280	44,864	35,971	29,047

Subtotal	786,072	648,948	618,999	548,813	372,106

Total fixed charges	$182,621	$209,861	$227,363	$230,265	$241,945

Ratio of earnings to fixed charges	4.30	3.09	2.72	2.38	1.54